# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: NexMetals Mining Corp., CIK 0000795800
CUSIP: 65346E204
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: 3123-595 Burrard Street, Vancouver, British Columbia Canada (A1), V7X 1J1
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001703148-26-000016
Filed by CIK 0001703148

## Reporting persons
- Extract Advisors LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,841,922; sole dispositive power 0; shared dispositive power 2,841,922; aggregate amount beneficially owned 2,841,922 (7.6% of the class)
  Comment: Please see note in Item 4(a).
- Darin Milmeister: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,841,922; sole dispositive power 0; shared dispositive power 2,841,922; aggregate amount beneficially owned 2,841,922 (7.6% of the class)
  Comment: Please see note in Item 4(a).
- Extract Capital Master Fund Ltd.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,745,768; sole dispositive power 0; shared dispositive power 2,745,768; aggregate amount beneficially owned 2,745,768 (7.3% of the class)
  Comment: Please see note in Item 4(a).

## Item 1. Issuer
Name of issuer: NexMetals Mining Corp.
Address of issuer's principal executive offices:
3123-595 Burrard Street
Vancouver, British Columbia, Canada V7X 1J1

## Item 2. Person Filing
Name of person filing:
Extract Advisors LLC*
Darin Milmeister*
Extract Capital Master Fund Ltd.*
Address of principal business office or, if none, residence: 4500 Park Granada Unit 202, Calabasas, CA 91302
Citizenship:
Extract Advisors LLC - Delaware
Darin Milmeister - United States
Extract Capital Master Fund Ltd. - Cayman Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Extract Advisors LLC - 2,841,922*
Darin Milmeister - 2,841,922*
Extract Capital Master Fund Ltd. - 2,745,768*

*The common shares (the "Shares") reported herein for NexMetals Mining Corp. (the "Issuer") include (i) Shares held by Extract Capital Master Fund Ltd. (the "Fund") as well as another pooled investment vehicle, which are both managed by Extract Advisors LLC (the "Adviser"); and (ii) the approximate number of Shares which may be acquired through the exercise of warrants within sixty (60) days. Darin Milmeister serves as the managing member of the Adviser (the "Managing Member," and collectively with the Adviser and the Fund, the "Reporting Persons"). As of the reporting date, the Fund held 2,745,768 Shares and the Adviser held 2,841,922 Shares. The percentages reported herein are calculated based upon (i) the statement in the Issuer's Form 10-K filed on March 13, 2026 that there were 35,512,606 Shares outstanding as of March 13, 2026; and (ii) plus the approximate total number of Shares that the Reporting Persons have the right to acquire through the exercise of certain of its warrants within sixty (60) days. This report shall not be deemed an admission that the Reporting Persons are beneficial owners of the Shares for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or for any other purpose. Each of the Reporting Persons herein disclaims beneficial ownership of the Shares reported herein except to the extent of the Reporting Person's pecuniary interest, if any, therein.
Percent of class:
Extract Advisors LLC - 7.6%*
Darin Milmeister - 7.6%*
Extract Capital Master Fund Ltd. - 7.3%*
Sole power to vote or to direct the vote:
Extract Advisors LLC - 0
Darin Milmeister - 0
Extract Capital Master Fund Ltd. - 0
Shared power to vote or to direct the vote:
Extract Advisors LLC - 2,841,922*
Darin Milmeister - 2,841,922*
Extract Capital Master Fund Ltd. - 2,745,768*
Sole power to dispose or to direct the disposition:
Extract Advisors LLC - 0
Darin Milmeister - 0
Extract Capital Master Fund Ltd. - 0
Shared power to dispose or to direct the disposition:
Extract Advisors LLC - 2,841,922*
Darin Milmeister - 2,841,922*
Extract Capital Master Fund Ltd. - 2,745,768*

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Extract Advisors LLC: /s/ Darin Milmeister, Darin Milmeister, Managing Member (05/15/2026)
- Darin Milmeister: /s/ Darin Milmeister, Darin Milmeister, Individually (05/15/2026)
- Extract Capital Master Fund Ltd.: /s/ Darin Milmeister, Darin Milmeister, Director (05/15/2026)